smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

11 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA



05009784

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
7 JULY to 11 JULY 2005

140 11/072005 : 14:26:00 Smiths Group PLC - Funding

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	FUNDING
Released	14:26 11-Jul-05
Number	7309O

smiths

SMITHS SUCCESSFULLY SECURES FUNDING OF £730MILLION

Smiths Group today announced that it had successfully raised £660million under a multi-currency revolving credit facility for five years with the possible extension for a further two years at the option of the banks. The transaction was originally launched for £600million, but when oversubscribed, was increased to £660million. The facility was raised for general corporate purposes and will be partly drawn initially, replacing other short-term bank funding.

In addition, Smiths Group has secured funding of £70million from the European Investment Bank to underpin the group's research and development activities within Europe over a five year period.

"These facilities provide Smiths with a solid medium term flexible finance package that underpins our business, and in particular, our commitment to research and development," said Alan Thomson, Financial Director. "In addition, our financing obligations are now well spread over the next ten years through a variety of public market and bank debt," commented Peter Mason, Director, Corporate Finance.

The revolving credit facility was raised equally from eleven financial institutions each mandated as joint lead arrangers. The facility was led by Smiths Group Treasury, with coordination from Barclays Capital and BNP Paribas. Legal Advisers were Allen & Overy and Barclays Capital act as Facility Agents.

Smiths' €300million Eurobonds mature on 18 July 2005 and will be repaid out of the group's general finance facilities.

About Smiths Group
Smiths Group designs and manufactures safety critical systems and products and has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals and interconnect products. For further information, visit www.smiths-group.com

– Ends –

Contact:

Media
Chris Fox
Tel: +44 (0)20 8457 8403

Investor Relations
Russell Plumley
Tel: +44 (0)20 8457 8203

Corporate Finance
Peter Mason
Tel: +44 (0)20 8457 8202

END

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